                                                                                      EXHIBIT 12
Alaska Air Group, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
                                              1998        1997        1996      1995        1994
Earnings:
Income before income tax expense         $204,400    $123,600     $64,349    $33,983     $40,961

Less: Capitalized interest                 (6,600)     (5,300)     (1,031)      (208)       (353)
Add:
Interest on indebtedness                   21,200      33,600      38,394     51,479      46,960
Amortization of debt expense                  682         685       1,224      1,100       1,368
Portion of rent under long-term
  operating leases representative
  of an interest factor                    80,547      72,900      71,562     67,295      65,618

Earnings Available for Fixed Charges     $300,229    $225,485    $174,498   $153,649    $154,554

Fixed Charges:
Interest                                   21,200      33,600      38,394     51,479      46,960
Amortization of debt expense                  682         685       1,224      1,100       1,368
Portion of rent under long-term
  operating leases representative
  of an interest factor                    80,547      72,900      71,562     67,295      65,618

Total Fixed Charges                      $102,429    $107,185    $111,180   $119,874    $113,946

Ratio of Earnings to Fixed Charges           2.93        2.10        1.57       1.28        1.36